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                             February 6, 2023

       Stephen LaMond
       Interim Chief Executive Officer
       Peak Bio, Inc.
       3350 W. Bayshore Rd., Suite 100
       Palo Alto, CA 94303

                                                        Re: Peak Bio, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 1,
2023
                                                            File No. 333-268801

       Dear Stephen LaMond:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to comment three and note that your shares are not currently listed on a national
securities exchange or quoted on the OTC Bulletin Board, OTCQX or
                                                        OTCQB. Therefore, the
fixed price at which your selling shareholders can sell their shares pursuant to this
registration statement must be disclosed in the registration statement. These
shareholders can sell their shares at the market price if the shares are listed on a national
securities exchange or are quoted on the OTC Bulletin Board, OTCQX or OTCQB. Please revise
your registration statement to disclose this selling price. Please note that if your
selling shareholders sell their shares at negotiated prices, they are not relying on the
registration statement, please remove the disclosure related to private
 Stephen LaMond
Peak Bio, Inc.
February 6, 2023
Page 2
      transactions. Additionally, please explain why White Lion is only able to sell its shares of your Common Stock if it is listed on the Nasdaq Capital Market, the Nasdaq Global Select
      Market, the Nasdaq Global Market, the New York Stock Exchange or the NYSE American.


Recent Developments, page 8

2. We note your response to comment three and your disclosure indicating that Nasdaq intends to file a Form 25-NSE Notification of Delisting once all applicable appeal and review periods have expired. Please revise to clarify when the applicable appeal and review periods are scheduled to expire and whether you intend to appeal the determination.
       Please contact Jimmy McNamara at 202-551-7349 or Suzanne Hayes at 202-551-3675
with any questions.



                                                            Sincerely,
FirstName LastNameStephen LaMond
                                                            Division of
Corporation Finance
Comapany NamePeak Bio, Inc.
                                                            Office of Life
Sciences
February 6, 2023 Page 2
cc:       Scott A. Cowan, Esq.
FirstName LastName